UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of March 2015

Commission File Number: 001-14550

China Eastern Airlines Corporation Limited

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(Translation of Registrant’s name into English)

Board Secretariat’s Office

Kong Gang San Lu, Number 88

Shanghai, China 200335

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(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:  ☒ Form 20-F    ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:  ☐ Yes    ☒ No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):    n/a

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Eastern Airlines Corporation Limited
(Registrant)

Date	March 27, 2015	By	/s/ Wang Jian
Name: Wang Jian
Title: Joint Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

OVERSEAS REGULATORY ANNOUNCEMENT

RESOLUTIONS PASSED BY THE SUPERVISORY COMMITTEE

This overseas regulatory announcement is made pursuant to Rule 13.10B of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

The Company and all members of its supervisory committee warrant that the information set out in this announcement is true, accurate and complete, and accept joint responsibility for any false information or misleading statements contained in, or material omissions from, this announcement.

Pursuant to the requirements under the articles of association (the “Articles”) of China Eastern Airlines Corporation Limited (the “Company”) and rules of meeting of the supervisory committee of the Company (《監事會議事規則》) and as convened by Mr. Yu Faming, the chairman of the supervisory committee of the Company (the “Supervisory Committee”), the eighth meeting (the “Meeting”) of the seventh session of the Supervisory Committee was held on 27 March 2015 at Shanghai International Airport Hotel.

Mr. Yu Faming, the chairman of the Supervisory Committee, together with Mr. Xi Sheng, Mr. Ba Shengji and Mr. Feng Jinxiong, the supervisors of the Company (the “Supervisor(s)”), were present at the meeting. Mr. Yan Taisheng, a Supervisor, authorised Mr. Feng Jinxiong to vote on behalf of him at the Meeting. The Supervisors present at the Meeting confirmed that they had received the notice and materials in respect of the Meeting before it was held.

The Supervisors present at the Meeting satisfied the quorum requirement under the Company Law of the People’s Republic of China and the Articles. As such, the Meeting was legally and validly convened and held.

The Meeting was chaired by Mr. Yu Faming, the chairman of the Supervisory Committee. The Supervisors present at the Meeting discussed and passed the following resolutions:

1.	Considered and approved the 2014 Work Report of the Supervisory Committee, and decided to submit the same to the 2014 annual general meeting of the Company (the “2014 AGM”) for consideration and approval.

2.	The Supervisory Committee received the report on the daily connected transactions of the Company in year 2014 and considered that such connected transactions had complied with legal procedures and the terms of such transactions were fair and reasonable to the Company and its shareholders as a whole. The connected transactions were dealt with under stringent principles of “fairness, impartiality and transparency”. The Supervisory Committee is not aware of any insider dealing or breach of good faith by the Board in any decision-making, execution of agreements or information disclosure etc..

3.	Agreed to the assessment report in respect of internal control of the Company for the year 2014 as considered and approved by the Board. The Supervisory Committee considered that the Company had in place a relatively comprehensive system of internal control, which had been relatively well implemented.

4.	Agreed to the financial statements of the Company for the year 2014 as considered and approved by the Board, which is considered by the Supervisory Committee to truly reflect the financial position and operating results of the Company for the reporting period and was objective and fair, and agreed to submit the same to the 2014 AGM for consideration and approval.

5.	Agreed to the profit distribution proposal for the year 2014 of the Company as considered and approved by the Board, and agreed to submit the same to the 2014 AGM for consideration and approval.

6.	Agreed to the full text of the 2014 annual report and its summary (A share) and the 2014 annual results announcement (H share) of the Company as considered and approved by the Board, and agreed to submit the report of directors in the annual report to the 2014 AGM for consideration and approval.

Pursuant to the requirement of section 68 of the Securities Act of the PRC, the Supervisory Committee reviewed the full text of the 2014 annual report of the Company and its summary, and expressed the following opinions:

1.	The preparation and review process of the 2014 annual report of the Company are in compliance with laws and regulations, the Articles and all relevant regulations of the internal management system of the Company;

2.	The form and substance of the 2014 annual report of the Company are in compliance with all provisions stipulated by the China Securities Regulatory Commission and the Shanghai Stock Exchange, and the information contained thereunder truly reflects the Company’s financial position and operational management etc. of the Company in all respects for the reporting period;

3.	Before the issue of this opinion by the Supervisory Committee, no breach of confidentiality by any person involved in the preparation and review of the 2014 annual report was discovered.

By order of the Board
CHINA EASTERN AIRLINES CORPORATION LIMITED Wang Jian
Joint Company Secretary
Shanghai, the People’s Republic of China
27 March 2015

As at the date of this announcement, the directors of the Company include Liu Shaoyong (Chairman), Ma Xulun (Vice Chairman, President), Xu Zhao (Director), Gu Jiadan (Director), Li Yangmin (Director, Vice President), Tang Bing (Director, Vice President), Sandy Ke-Yaw Liu (Independent non-executive Director), Ji Weidong (Independent non-executive Director), Li Ruoshan (Independent non-executive Director) and Ma Weihua (Independent non-executive Director).

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